Exhibit 99.5



                 Wyman Park Federal Savings & Loan Association
                      ("Wyman Park" or the "Association")
                              Lutherville, Maryland


     Questions and Answers Regarding the Subscription and Community Offering


                           MUTUAL TO STOCK CONVERSION
                           --------------------------

Wyman Park's Board of Directors has unanimously voted to convert the savings association from its present mutual form to a stock institution, subject to approval of the conversion by Wyman Park's members and regulatory authorities. Complete details on the conversion, including reasons for conversion, are contained in the Prospectus and Proxy Statement. We urge you to read them carefully.

This brochure is provided to answer basic questions you might have about the conversion. Remember, the conversion will not affect the rate on any of your savings accounts, deposit certificates, or loans.

1.        Q.   What is a "Conversion"?

          A. Conversion is a change in the legal form of organization. Following completion of the conversion from a federal mutual savings and loan association to a federal stock savings and loan association, Wyman Park intends to convert from a federal stock savings and loan association to a national bank to be known as "Wyman Park Savings Bank, N.A." (the "Bank"). Wyman Park currently operates as a federal mutual savings and loan association with no shareholders. Through the conversion, Wyman Park will form a holding company, Wyman Park Bancorporation, which will ultimately own all of the outstanding stock of the Association. Wyman Park Bancorporation will issue stock in the conversion, as described below, and will be a publicly-owned company.

2.        Q.   Why is Wyman Park converting?

          A. The stock form of ownership is used by most business corporations and financial institutions. Wyman Park has reached an important point in its development with its decision to convert to the stock form of ownership. Wyman Park's management believes the continued diversification of the institution's asset and deposit base and the establishment of new banking services should enhance long-term operating potential. The capital raised by issuing stock will:

               * Enhance the Association's capital position.

               * Facilitate future access to the capital markets.

               * Provide  additional funds for increased  lending and investment opportunities.

               * Enable the Association to provide banking services.

               * Enhance long-term operating potential.

3.        Q.   Will  the  conversion  have  any  effect  on  savings   accounts,
               certificates of deposit or loans with Wyman Park?

          A. No. The conversion will not change the amount, interest rate or withdrawal rights of savings and checking accounts or certificates of deposit. The rights and obligations of borrowers under their loan agreements will not be affected.

               However, upon consummation of the conversion, Wyman Park's deposit account holders and certain borrowers will no longer have voting rights unless they purchase common stock in Wyman Park Bancorporation.

4.        Q.   Will the  conversion  cause any changes in  personnel  or manage-
               ment?

          A. No. The conversion will not cause any changes in personnel or management. The normal day-to-day operations will continue as before.

5.        Q.   Did the Board of Directors of Wyman Park approve the conversion?

          A. Yes. The Board of Directors unanimously adopted the Plan of Conversion on June 18, 1997.


                     THE SUBSCRIPTION AND COMMUNITY OFFERING
                     ---------------------------------------

6.        Q.   Who is entitled to buy Wyman Park Bancorporation common stock?

          A. Subscription rights to buy common stock will be given in order of priority to (i) depositors of the Association as of March 31, 1996 with a $50.00 minimum deposit at that date (the "Eligible Account Holders"); (ii) the Wyman Park Bancorporation's employee stock ownership plan (the "ESOP"), a tax qualified employee stock benefit plan; (iii) depositors of the Association with $50.00 or more on deposit as of September 30, 1997 (the "Supplemental Eligible Account Holders"); (iv) depositors of the Association as of __________, 1997 and borrowers as of both October 17, 1990 and __________, 1997 ("Other Members"); and (v) directors, officers and employees of the Association, subject to the purchase limitations set forth in the Plan of Conversion.

               Shares that are not subscribed for during the subscription offering, if any, may be offered to the general public ("Other Subscribers") through a community offering with preference given to natural persons and trusts of natural persons who are permanent residents of Anne Arundel and Baltimore Counties, Maryland (the "Local Community"). It is anticipated that any shares not subscribed for in the Subscription and Community Offerings will be offered to certain members of the general public through a syndicate of registered broker dealers pursuant to selected dealers agreements in a Syndicated Community Offering.

7.        Q.   How do I subscribe for shares of stock?

          A. Eligible customers wishing to exercise their subscription rights must return the enclosed Stock Order Form to Wyman Park. The original Stock Order Form must be completed and returned along with full payment or appropriate instructions authorizing a withdrawal from a deposit account at Wyman Park on or prior to the close of the Subscription Offering which is 12:00 noon, Lutherville, Maryland time, on November ??, 1997, unless extended. Facsimile or photocopies of the Stock Order Form will not be accepted. Additionally, Order Forms which are not received by such time or are executed defectively or altered are not required to be accepted. Members of the public who wish to order stock directly from Wyman Park in the Community Offering should return their Stock Order Form and accompanying payment to Wyman Park prior to 12:00 noon, Lutherville, Maryland time on November ??, 1997, unless extended.

8.        Q.   How can I pay for my subscription?

          A. First, you may pay for your stock by check or money order. These funds will earn interest at Wyman Park's passbook rate from the day we receive them until the completion or termination of the conversion. The passbook rate was ?.?% as of November ??, 1997.

               Second, you may authorize us to withdraw funds from your Wyman Park savings account or certificate of deposit without early withdrawal penalty. These funds will continue to earn interest at the rate in effect for your account until completion of the offering at which time your funds will be withdrawn for your purchase. Funds remaining in this account (if any) will continue at the contractual rate unless the withdrawal reduces the account balance below the applicable minimum in which case you will receive interest at the passbook rate. A hold will be placed on your account for the amount you specify for stock payment. You will not have access to these funds from the day we receive your order until the completion or termination of the conversion.

               If you want to use Individual Retirement Account deposits held at Wyman Park to purchase stock, call our Stock Information Center at (410) ???-???? for assistance. There will be no early withdrawal or IRS penalties incurred by these transactions.

9.        Q.   When must I place my order for shares of stock?

          A. To exercise subscription rights in the subscription offering, a Stock Order Form must be received by Wyman Park with full payment for all shares subscribed for not later than 12:00 noon, Lutherville, Maryland time, on November ??, 1997.

               Non-customers desiring to order shares through the community offering must order shares before the close of the community offering, which will be at 12:00 noon, Lutherville, Maryland time on November ??, 1997, unless extended.

10.       Q.   How many shares of stock are being offered?

          A. Wyman Park Bancorporation, Inc. is offering 810,000 shares of common stock at a price of $10.00 per share. The number of shares may be decreased to 595,000 or increased to 925,750 in response to the independent appraiser's final determination of the consolidated pro forma market value of the common stock issued in the conversion.

11.       Q.   What is the  minimum  and  maximum  number of  shares  that I can purchase during the offering period?

          A. The minimum number of shares that may be purchased is 25 shares. No Stock Order Form will be accepted for less than $250.00. The maximum number of shares may not exceed 10,000 shares for any individual or associates or any group acting in concert as defined in Wyman Park's Plan of Conversion.

12.       Q.   How was it  determined  that between  595,000  shares and 935,750 shares of stock would be issued at $10.00 per share?

          A. The share range was determined through an appraisal of Wyman Park by Ferguson & Company, an independent appraisal firm specializing in the thrift industry.

13.       Q.   Must I pay a commission on the stock for which I subscribe?

          A. No. You will not pay a commission on stock purchased in the Subscription Offering, the Community Offering or the Syndicated Community Offering, if any. Conversion expenses, including commissions, will be deducted from the proceeds of the offering upon completion of the conversion.

14.       Q.   Will I receive interest on funds I submit for stock purchases?

          A. Yes. Wyman Park will pay its current passbook rate from the date funds are received (with a completed Stock Order Form) during the subscription and community offerings until completion of the conversion. That rate, as of November ??, 1997 was ?.?%.

15.       Q.   If I have misplaced my Stock Order Form, what should I do?

          A. Wyman Park will mail you another order form or you may obtain one from the Wyman Park main office. If you need assistance in obtaining or completing a Stock Order Form, a Wyman Park employee or a Trident Securities, Inc. representative will be happy to help you.

16.       Q.   Will there be any dividends paid on the stock?

          A. The Company anticipates paying an annual cash dividend at a rate of approximately 3.0%, or $0.30 per share following the first full quarter following completion of the Conversion. The payment of cash dividends on the Common Stock will be subject to the requirements of applicable law and the determination by the Board of Directors of the Company that the net income, capital and financial condition of the Company, banking industry trends and general economic conditions justify the payment of dividends. In addition, from time to time in an effort to manage capital to a reasonable level, the Board may determine if it is prudent to pay periodic special cash dividends. Periodic special cash dividends, if paid, may be paid in addition to, or in lieu of, regular cash dividends. Like all possible dividends, there can be no assurance that periodic special cash dividends will be paid or, that, if paid, will continue to be paid. In conjunction with the conversion, Wyman Park has established a dividend direct deposit plan. This allows customers to have dividend checks deposited directly into their Wyman Park savings or checking accounts. Customers may choose to participate in the direct deposit plan by checking the appropriate box on the stock order form and listing their account number to be used for deposits.

17.       Q.   How much stock do the directors and officers of Wyman Park intend to purchase through the Subscription Offering?

          A. Directors and executive officers intend to purchase approximately $_______ (_____% at the midpoint of the offering) of the stock to be offered in the conversion. The purchase price paid by directors and officers will be the same as that paid by customers and the general public.

18.       Q.   Are the subscription rights transferable to another party?

          A. No. Pursuant to federal regulations, subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members may be exercised only by the person(s) to whom they are granted. Any person found to be transferring subscription rights will be subject to forfeiture of such rights.

19.       Q.   I closed my account several months ago. Someone told me that I am still eligible to buy stock. Is that true?

          A. If you were an account holder on the Eligibility Record Date, March 31, 1996, or the Supplemental Eligibility Record Date, September 30, 1997, you are entitled to purchase stock without regard to whether you continued to hold your Wyman Park account.

20.       Q.   May I obtain a loan from Wyman Park using stock as  collateral to pay for my shares?

          A. No. Federal regulations do not allow Wyman Park to make loans for this purpose, but other financial institutions could make a loan for this purpose.

21.       Q.   Will the FDIC (Federal Deposit Insurance  Corporation) insure the shares of stock?

          A. No. The shares are not and may not be insured by the FDIC. However, the Savings Association Insurance Fund of the FDIC will continue to insure savings accounts and certificates of deposit up to the applicable limits allowed by law.

22.       Q.   Will there be a market for the stock following the conversion?

          A. Neither the Company nor the Association has ever issued stock before, and due to the relatively small size of the Offerings, it is unlikely that an active and liquid trading market will develop or be maintained. The Company will request that Trident Securities undertake to match offers to buy and offers to sell the Common Stock, and Trident Securities intends to list the Common Stock over-the-counter through the National Daily Quotation System "Pink Sheets" published by the National Quotation Bureau, Inc. However, purchasers of Common Stock should have a long-term investment intent and recognize that the absence of an active and liquid trading market may make it difficult to sell the Common Stock and may have an adverse effect on the price.

23.       Q.   Can I purchase stock using funds in a Wyman Park IRA account?

          A. Yes. Contact the Stock Information Center for the necessary forms. However, it takes several days to process the necessary IRA forms and, therefore, it is necessary that your response be received by November ??, 1997, to accommodate your order.


                    ABOUT VOTING "FOR" THE PLAN OF CONVERSION
                    -----------------------------------------

24.       Q.   Am I  eligible  to vote at the  Special  Meeting of Members to be held to consider the Plan of Conversion?

          A. At the Special Meeting of Members to be held on November ??, 1997, you are eligible to vote if you are one of the "Voting Members," who are holders of Wyman Park's deposit accounts as of _______, 1997 or loans as of both October 20, 1990 and _______,
               1997 (the "Voting Record Date") for the Special Meeting. However, Association members of record as of the close of business on the Voting Record Date who cease to be depositors or borrowers prior to the date of the Special Meeting are no longer members and will not be entitled to vote at the Special Meeting. If you are a Voting Member, you should have received a proxy statement and proxy card with which to vote.

25.       Q.   How many votes do I have as a Voting Member?

          A. Each account holder is entitled to one vote for each $100, or fraction thereof, on deposit in such account. Each borrower who holds eligible borrowings is entitled to cast one vote in addition to the number of votes, if any, he or she is entitled to vote as an account holder. No member may cast more than 1,000 votes.

26.       Q.   If I vote  "against" the Plan of  Conversion  and it is approved, will I be prohibited from buying stock during the subscription offering?

          A. No. Voting against the Plan of Conversion in no way restricts you from purchasing stock in either the subscription offering or the community offering.

27.       Q.   What  happens if Wyman Park does not get enough  votes to approve the Plan of Conversion?

          A. Wyman Park's Conversion would not take place and Wyman Park would remain a mutual savings and loan association.

28.       Q.   As a  qualifying  depositor  or  borrower  of  Wyman  Park,  am I required to vote?

          A. No. However, failure to return your proxy card will have the same effect as a vote "Against" the Plan of Conversion.

29.       Q.   What is a Proxy Card?

          A. A Proxy Card gives you the ability to vote without attending the Special Meeting in person. You may attend the meeting and vote in person, even if you have returned your proxy card, if you choose to do so. However, if you are unable to attend, you still are represented by proxy.

30.       Q.   How does the conversion affect me?

          A. The conversion is intended, among other things, to assist Wyman Park in maintaining and expanding its many services to Wyman Park's customers and community. By purchasing stock, you will also have the opportunity to invest in Wyman Park Bancorporation, Inc., the holding company that will own the nationally-chartered bank into which Wyman Park will convert. However, there is no obligation to purchase stock; the purchase of stock is strictly optional.

31.       Q.   How can I get further information concerning the stock offering?

          A. You may call the Stock Information Center, collect at (410) ???-???? for further information or a copy of the Prospectus, Stock Order Form, Proxy Statement and Proxy Card.


This information is neither an offer to sell nor a solicitation of an offer to buy securities. The offer is made only by the Prospectus. A Prospectus can be obtained at any Wyman Park office or by calling the Wyman Park Stock Information Center. There shall be no sale of stock in any state in which any offer, solicitation of an offer or sale of stock would be unlawful.

                The stock is not a deposit or account and is not
                        federally insured or guaranteed.


                              FOR YOUR CONVENIENCE

         In order to assist you during the stock offering period, we have established a Stock Information Center to answer your questions. Please call collect:

                                 (410) ???-????